July 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tara Harkins
Vanessa Robertson
Tyler Howes
Alan Campbell

Re:	Kintara Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 27, 2024
File No. 333-279368

Ladies and Gentlemen:

This letter is submitted on behalf of Kintara Therapeutics, Inc. (the “Company” or “Kintara”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 10, 2024 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 filed with the Commission on May 13, 2024, as amended by Amendment No. 1 to the Registration Statement on Form S-4A filed with the Commission on June 27, 2024 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing a second amendment to the Registration Statement (“Amendment No. 2”), to address the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in italic type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No. 2 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers About the Merger

What would be the consequence of a delisting of Kintara’s common stock from Nasdaq with respect to the Merger?, page 5

1.

We note your response to prior comment 6 and reissue in part. Please update this Q&A to discuss the June 12, 2024 conversations with Nasdaq and the 180 day extension Kintara has been granted to regain compliance with Nasdaq listing rules.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 of Amendment No. 2 to reflect the Staff’s comment.

Summary of the Proxy Statement/Prospectus

TuHURA, page 12

2.

Please revise here, and wherever else you discuss the “personalized” nature of TuHURA’s IFx product candidates to clarify, if true, that the composition of IFx-2.0 does not vary from patient to patient.

RESPONSE: The Company acknowledges the Staff’s comment. Language has been added on pages 13 and 240 to expressly state that the composition of IFx-2.0 does not vary by patient notwithstanding that IFx-2.0 is designed to trigger a patient-specific immune response by using each patient’s tumor itself as the source of distinctive foreign neoantigens to initiate an immune response.

Risk Factors

The Delaware Certificate of Incorporation, which will be the certificate..., page 82

3.

We note your response to prior comment 14 and your revised disclosure indicating that the exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act. However, this appears inconsistent with your disclosure elsewhere in this risk factor indicating that the combined company reserves the right to assert that Delaware Forum Provision applies to actions arising under the Exchange Act and that federal district courts of the United States will be the exclusive forum for resolving any complaint arising under the Securities Act. We further note that the certificate of incorporation filed as Annex G does not appear to contain any carve-outs for actions arising under the Exchange Act or Securities Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your disclosure accordingly. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 82 of Amendment No. 2 to clarify that the Delaware Forum Provision does not apply to actions arising under the Exchange Act. Additionally, the Company has revised the exclusive forum provision of the proposed certificate of incorporation of the combined company to provide for the carve-out for actions arising under the Exchange Act or Securities Act.

Opinion of Kintara’s Financial Advisor

Discounted Cash Flow Analysis, page 148

4.	Please revise to disclose the material assumptions underlying the Kintara-prepared TuHURA financial projections that were made available to Lucid.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 151 of Amendment No. 2 to reflect the Staff’s comment.

Information about TuHURA

Business, page 237

5.	Please enlarge the graphics appearing on pages 244 and 253 so that all text is easily readable without magnification.

RESPONSE: The Company acknowledges the Staff’s comment and has enlarged the graphics on pages 247 and 256 of Amendment No. 2 to reflect the Staff’s comment so that the graphics are easier to read.

Phase 1b Trial in Metastatic Merkel Cell Carcinoma and Cutaneous Squamous Cell Carcinoma,

6.

We note your response to prior comment 35. However, we do not note any revised disclosure identifying the “predefined” safety and efficacy endpoints for this trial. Please revise to disclose the initial safety and efficacy endpoints and explain how they were met.

RESPONSE: The Company has expanded the disclosure on page 253 to describe the safety and efficacy endpoints for this study.

Information About Kintara, page 305

7.

Please revise this section to clearly state, if true, that the combined company does not currently have any plans to advance Kintara’s existing technology other than the enrollment of ten CMBC patients for the clinical trial of REM-001

RESPONSE: In response to this comment, the Company has expanded the disclosure in the fifth paragraph under “INFORMATION ABOUT KINTARA- Background” on page 308 to include additional detail regarding the combined company’s plans relating to the REM-001 program. For the information of the Staff, corresponding changes have been made to the second paragraph in the letter to stockholders on the front facing page of the proxy statement/prospectus.

General

8.	We are continuing to evaluate your response to prior comment 42 and may have further comment.

RESPONSE: The Company acknowledges the Staff’s comment and will be prepared to address any further inquiries the Staff may have.

We believe that this letter fully responds to your questions and/or comments. However, if you have any further questions or comments regarding the foregoing, please feel free to contact outside counsel to the Company, Steven M. Skolnick, Esq. of Lowenstein Sandler, LLP, at (973) 597-2476.

Very truly yours,

/s/ Robert E. Hoffman
Robert E. Hoffman Chief Executive Officer Kintara Therapeutics, Inc.

cc:	Steven M. Skolnick, Esq., Lowenstein Sandler, LLP

Sarah Cole, Esq., Lowenstein Sandler, LLP.